UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-31709

NORTHERN STATES POWER COMPANY

(Exact name of registrant as specified in its charter)

414 Nicollet Mall, Minneapolis, Minnesota, 55401, (612) 330-5500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock

(Title of each class of securities covered by this Form)

13(a): None
15(d): See Schedule A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One

Pursuant to the requirements of the Securities Exchange Act of 1934, Northern States Power Company (a Minnesota corporation) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 21, 2011

Northern States Power Company (a Minnesota corporation)

By:	/s/ George E. Tyson II
Name: George E. Tyson II
Title: Vice President and Treasurer

Schedule A

8.000% First Mortgage Bonds, Series A and Series B due 2012
1.950% First Mortgage Bonds, Series due 2015
5.250% First Mortgage Bonds, Series due 2018
7.125% First Mortgage Bonds, Series due 2025
6.500% First Mortgage Bonds, Series due 2028
5.250% First Mortgage Bonds, Series due 2035
6.250% First Mortgage Bonds, Series due 2036
6.200% First Mortgage Bonds, Series due 2037
5.350% First Mortgage Bonds, Series due 2039
4.850% First Mortgage Bonds, Series due 2040